Exhibit 99.1

MI Developments Inc. 455 Magna Drive Aurora, Ontario, Canada L4G 7A9 Tel: 905-713-6322 Fax: 905-713-6332

MI DEVELOPMENTS INC.

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

AND NOTICE OF CONFERENCE CALL FOR

FIRST QUARTER 2008 RESULTS

Aurora, Ontario, Canada, April 16, 2008  –  MI Developments Inc. (“MID”) (TSX: MIM.A, MIM.B; NYSE: MIM) is holding its Annual and Special Meeting of Shareholders on Wednesday, May 7, 2008 at Le Royal Meridien King Edward Hotel, 37 King Street East, Toronto, Ontario, Canada, commencing at 10:30 a.m. EST.  The meeting will be webcast live at www.midevelopments.com. In addition to addressing the Annual and Special Meeting matters, MID will announce its financial results for the first quarter ended March 31, 2008 at the meeting.

A conference call to discuss the first quarter results will be held on Wednesday, May 7, 2008 at 1:00 p.m. EST.  The number to use for this call is 1-800-732-9307.  Please call 10 minutes prior to the start of the conference call.  The dial-in number for overseas callers is 416-644-3415.  MID will also webcast the conference call at www.midevelopments.com.  The conference call will be chaired by John D. Simonetti, Chief Executive Officer.

For anyone unable to listen to the scheduled call, the rebroadcast numbers will be:  North America – 1-877-289-8525 and Overseas – 416-640-1917 (reservation number is 21268330, followed by the number sign) and the rebroadcast will be available until Wednesday, May 14, 2008.

MID is a real estate operating company focusing primarily on the ownership, leasing, management, acquisition and development of a predominantly industrial rental portfolio for Magna and its subsidiaries in North America and Europe.  MID also acquires land that it intends to develop for mixed-use and residential projects.  MID holds a controlling interest in MEC, North America’s number one owner and operator of horse racetracks, based on revenue, and one of the world’s leading suppliers, via simulcasting, of live horse racing content to the growing intertrack, off-track and account wagering markets.

For teleconferencing questions, please call Andrea Sanelli at 905-726-7504.